Amount raised of $5,000,000 max, target $10K: $0

Invest in FINTECH.TV:

The Future of Investment Media



FINTECH.TV is redefining the investment media landscape with a first-of-its-kind on-demand, 24/7 platform devoted to disruptive industries not fully covered by traditional outlets.

FINTECH.TV delivers in-depth coverage of the assets and categories investors are shifting toward – including digital assets, blockchain, impact investing, sustainability, SDGs and ESG.

As consumers continue their shift away from traditional cable television, FINTECH.TV is **perfectly positioned for the new reality**...offering investors a rare chance to get in on the ground floor of the next potential high-upside media opportunity.

View Investor Deck
Form C/Offering Document
Subscription Agreement
Educational Materials
SEC Filings

Become A Shareholder

$500 minimum. This Reg CF offering is made available through tZERO Markets, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The Opportunity:

FINTECH.TV is Bringing Integrity, Trust and Expertise to Today's Most Disruptive Industries

HEADLINES
TEXAS MINING
ZBYTE MILLIONS
BLOCKCHAIN GAMING
FINTECH.TV
Daily
FINTECH
FTX | SALT
Crypto Bahamas
NYSE STUDIO
DAVOS, SWITZERLAND
FINTECH.TV
MOHAMED FARID
EXECUTIVE CHAIRMAN OF THE EGYPTIAN EXCHANGE
GRASSROOTS ACTIVISM
FIRST SUSTAINABLE INVESTING INDEX
LONDON
UNITED KINGDOM
THE ROLE AND POTENTIAL OF BLOCKCHAIN TECHNOLOGY IN ISLAMIC FINANCE
DIGITAL ASSET REPORT
CRYPTO
weekly

FINTECH.TV brings integrity, trust, and expertise to ***industries that are true disruptors*** in every aspect of life. These are stories that are not fully covered by CNBC, Bloomberg, and legacy media outlets due to a fundamental lack of time or expertise to tell a different story...the story of tomorrow for the generation of tomorrow.

This underreporting and lack of coverage have created a **clear and present opportunity** for FINTECH.TV to fill the void directly with the top global change-makers, decision-makers, regulators, entrepreneurs, and institutional investors fully embracing the paradigm shift.

Top Reasons to Invest in FINTECH.TV

Reason #1: Ground Floor Opportunity

FINTECH.TV offers investors a rare chance to get in on the ground floor of a rapidly-growing new media opportunity. Investors who missed out on the opportunity to invest early in companies like Netflix – or who never got a chance to invest in media companies like CNBC or Bloomberg – can now stake their claim in an up-and-coming player whose outstanding relationships with partners like NYSE, Nasdaq and more help make for an exciting Web 3 media growth story.



Reason #2: Key Differentiator

While FINTECH.TV offers investors a ground-floor investing opportunity, the company has already established a massive advantage over others in the space with studios on the floor of the New York Stock Exchange, and is currently building a studio in Abu Dhabi at the International Finance Center (ADGM). FINTECH.TV also has a presence at other leading international exchanges, including NASDAQ and more planned in Q3/4 of 2023.

How critical is this? Consider that there are currently just five studios on the floor of the NYSE: those operated by CNBC, TheStreet, Cheddar, TD Ameritrade...and FINTECH.TV.



Reason #3: Rapidly Growing Markets
Quickly Becoming Mainstream

While volatile, the cryptocurrency market is becoming **mainstream**.

Venture capital invested $33 Billion into startups in this sector in 2021 and further growth is expected in the coming years.[1]

In addition, sustainability initiatives and investment are launching on a global scale. United Nations SDGs (Sustainable Development Goals) have been adopted by 193 countries.[2a]

Both of these sectors are starting to advertise on a global scale to educate the masses.

Digital Advertising Spend is estimated to top $626 billion in 2023 and will grow globally in 2024. The financial services industry is generally in the top five industries

s of total ad spend.[3]

FINTECH.TV merges traditional studio networks with digital media and streaming distribution in the sectors attracting audiences from the higher net worth segments of the Millennial and Gen Z generations.


FINTECH TV
BLOCKCHAIN | DIGITAL ASSETS | IMPACT
NYSE
FINTECH TV
TROY McGUIRE
CO-FOUNDER, FINTECH.TV
Covering Blockchain, Digital Assets, Impact Investing and SDGs
@FintechTvGlobal

Key Statistics

$33 Billion

Invested in Crypto start ups in 2021[1]

193

Countries that have adopted sustainable development goals

1

Media platform dedicated to blockchain, digital assets and sustainability coverage: FINTECH.TV

Become A Shareholder

$500 minimum. This Reg CF offering is made available through tZERO Markets, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

FINTECH.TV Offers Rare Studio Network and Unique Revenue Opportunities

FINTECH.TV is leveraging its unique studio network to create revenue models beyond simple advertising.

CEOs of companies are excited to film discussions about recent company developments from the floor of the iconic New York Stock Exchange instead of just on Zoom.

The company is allocating as much as 30% of its available studio production time to be used for capital markets and financial service industry companies to create content with digital distribution through

FINTECH.TV's channels. This is encapsulated through their new branded content unit that every major network now has built.

This adds additional business to business revenue streams, in particular FINTECH.TV is offering higher end subscription packages to access their studio network.



Become A Shareholder

$500 minimum. This Reg CF offering is made available through tZERO Markets, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

5 More Reasons to Consider an Investment in FINTECH.TV

1

Digital advertising spend is estimated to top $626 billion in 2023 – and explode to over $1 trillion globally in 2024. The financial services industry is generally in the top five industries in terms of total ad spend.

2

's unique global stock exchange studio network perfectly positions the company to capture
e growth of financial services digital advertising spend.

FINTECH.TV films from the New York Stock Exchange, the Nasdaq, Abu Dhabi's Global Markets, the United
Nations, and more. As well as covers key financial industry events from Davos to COP28 – all delivering
some of the most valuable audiences in the world.

3

FINTECH.TV delivers global reach across its multi-channel, multi-platform streaming channel with over 1.8
million viewers in 2022...and FINTECH.TV is projected to hit over 700,000 viewers a month; has over 10
million Youtube views; and in 2023 will have access to 400 million streaming users across the United
States, United Kingdom, the Middle East & North Africa, and the Asia-Pacific markets.

4

Emmy Award winning producer teamed up with serial capital markets entrepreneur. Co-Founders Vince
Molinari & Troy McGuire are the perfect marriage of media & capital markets. Vince is a serial capital
markets entrepreneur who Global Speaker on Market Infrastructure, Capital Formation, Blockchain, Digital
Assets, Impact Investing, and The JOBS Act. Co-founder Troy McGuire is a multi-Emmy winning news
executive. They have also added to the team experienced anchors, producers, sales and developers to
expand globally.

5

FINTECH.TV reaches one of the most valuable audiences in the world. The company's focus is squarely on
the sectors that matter to higher net-worth Millennial & Gen Z investors; attracting one of the most
valuable audiences on the planet.



Our Network

FINTECH.TV is a media platform by investors for
investor covering trends, news and updates related to
Blockchain, Digital Assets, and Impact.



Digital Asset Report

Cryptocurrency and Blockchain focused
show- Digital Asset Report providing trends,
updates and news on the segment



TheIMPACT

Impact Investing focussed show providing
updated on ESG, sustainable finance, and,
Impact and Responsible Investing



Millennials & Gen Z

No media platform exists for all news,
updates and trends related to Blockchain,
Digital Assets and Impact Investing



Special Series

• ESG (gender and ethnic diversity)
• Alternative investing (SPACS, ETF)
• Personal finance (Robinhood, PayPal)



What's Ahead for FINTECH.TV

FINTECH.TV's has built a headquarters studio on the floor of the iconic New York Stock Exchange, and are currently building a studio in Abu Dhabi at the International Finance Center (ADGM), also with a presence at other leading international exchanges, including NASDAQ and more planned in Q3/4 of 2023.

With a global reach, it's the first-of-its-kind platform featuring young, internationally diverse voices and experienced top-level executives across public markets.



FINTECH
OTT LAUNCHES!
Initial Launch Partners for FINTECH.TV 24/7 Live Channel:
TeleUP
OHP
Simul
Tivify
Livestream Partner Apps on:
Roku
Google Play

FINTECH
FINTECH.TV PREMIERES NEW NYSE STUDIO WITH RINGING OF THE OPENING BELL
NYSE and FINTECH.TV celebrated the launch of FINTECH.TV's new floor studio with the ringing of the Opening Bell in September. This marquee studio gives us the ability to produce daily live coverage and connect it with other locations around world
- creating a truly global network!

FINTECH
FINTECH.TV STUDIO ON ADGM CAMPUS
FINTECH.TV is excited to announce our new studio in Abu Dhabi. The broadcast studio on the ADGM campus will be the headquarters for our Middle East coverage and the location for our daily show airing 5am-7am EST on our 24/7 channel and additional reports in our NYSE broadcasting block from 9am-1pm.
We are also partnering with ADGM for several events including Abu Dhabi Finance Week and COP 27/28

Become A Shareholder

$500 minimum. This Reg CF offering is made available through tZERO Markets, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Visionary, Experienced Team Leading FINTECH.TV to Rapid Growth



Vince Molinari – Founder, CEO & Anchor

...ech.tv ✉ f experience in the financial services industry.
...zero.com

...rticipated in the development of blockchain patents, created and managed thought-leading technology solutions.

Currently hosts Digital Asset Report & TheIMPACT.

Instrumental in advancing market infrastructure, impact investing, and the management and monetization of digital assets.



Troy McGuire – Co-founder, Head of Programming & News

Emmy-Award winning producer and executive in the broadcast news and syndicated television industry.

Ex-Corporate VP of News for Fisher Communications which owned ABC, CBS, and FOX affiliates.

Held News Director and producer positions at major television stations.

Has been the executive producer for several news-style programs.



Mitch Chait – Co-Founder & Chief Strategy Officer

Mitch has 25 years of experience working in technology and media, supply chains and loyalty across various sectors, including CPGs, grocery, retail and entertainment. He has invented and patented multiple software innovations that enhance efficiency, transparency, and trust in digital transactions and interactions. He is also the Co-founder of Fintech.tv, a global media platform that covers the latest trends and insights in finance, blockchain, technology, sustainability, impact investing, SDGs, and ESG. Mitch is passionate about using technology and media to drive positive social and environmental change.



Joseph Latona – Chief Financial Officer

e has been a registered securities professional for over 25 years, beginning his career as a fixed income and derivatives trader for the UK's largest inter-dealer broker. An early advocate for sustainable and impact investing, in 2008 he Co-founded GGI (Gate Global Impact), a Fintech firm that operated a broker/dealer and Alternative Trading System focused on private and alternative investments The firm was acquired in 2015 by a billion dollar family office, where Joe then acted as a C-level executive for various portfolio companies focusing on running day-to-day operations, technology innovation and business development



Merry Ewing – Head of Network Sales

Merry is an Emmy Award-winning broadcaster with a demonstrated history of leading television stations that achieve journalistic, sales, and creative marketing excellence.

Merry Ewing served as Vice President/General Manager of WPTA-TV, the ABC and NBC Digital and Multi-Platform media operation based in Fort Wayne, Ind. She was the General Manager of WSJV (FOX) in South Bend and worked for The CW Television Network as the SVP of Affiliate Sales. Her previous experience included General Manager at WSTR-TV, Cincinnati as well as sales management at WVVA-TV Bluefield, WV. Merry is a graduate of Butler University with a B.S. in Radio-Television, and of Xavier University – Williams College of Business with an MBA in Marketing. Merry has a true passion for the arts, especially theatre and dance. While at Butler University, she studied dance and theatre as well.

Merry served on the boards of The Indian Broadcasters Association (Vice-Chair Television), The Fort Wayne Civic Theatre (President 2020-2022) and the United Way of Allen Countyas the Marketing Chair. Merry enjoys her volunteer work with The Vail Valley Foundation, especially working on the Birds of Prey Talon Crew.



John Carter – Management

John F. Carter is no stranger to leadership and innovation, currently serving as the Chairman & Chief Executive Officer of CarterBrothers Companies, a prominent Full-Service Management Service Firm specializing in Strategic Growth, Consulting, Integrated Facilities Management, Hospitality management, and Corporate Real Estate Services. His expertise extends to diverse areas, including fire and life safety projects, project management for commercial and national accounts, and full-service security management for clients such as BP, Frito-Lay, General Electric, and Stand Register, ABM, and ADT/TYCO

Become A Shareholder

$500 minimum. This Reg CF offering is made available through tZERO Markets, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Join the Discussion



FINTECH TV
BLOCKCHAIN | DIGITAL ASSETS | IMPACT
ech.tv
zero.com

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1 https://docsend.com/view/pwgbawfj6sc8q7de
2 https://sdgs.un.org/goals
2a https://education.nationalgeographic.org/resource/sustainable-development-goals/
3 https://www.statista.com/statistics/237974/online-advertising-spending-worldwide/
4 https://sseinitiative.org/

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration

Opportunity ends in 380 Days 06 Hours 38 Minutes

$4.00 Price per Share

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